UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NCR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

62886E108

(CUSIP Number)

Chinh Chu and Greg Blank

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62886E108	Page 2

1	Name of reporting person BLACKSTONE BCP VI SBS ESC HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 22,033*
	8	Shared voting power 0
	9	Sole dispositive power 22,033*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 22,033*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.02%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 661 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 3

1	Name of reporting person BLACKSTONE NCR HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,096,156*
	8	Shared voting power 0
	9	Sole dispositive power 11,096,156*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 11,096,156*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.04%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 332,888 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 4

1	Name of reporting person BLACKSTONE NCR HOLDCO GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,096,156*
	8	Shared voting power 0
	9	Sole dispositive power 11,096,156*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 11,096,156*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.04%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 332,888 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 5

1	Name of reporting person BCP VI SIDE-BY-SIDE GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 22,033*
	8	Shared voting power 0
	9	Sole dispositive power 22,033*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 22,033*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.02%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 661 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 6

1	Name of reporting person BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,096,156*
	8	Shared voting power 0
	9	Sole dispositive power 11,096,156*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 11,096,156*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.04%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 332,888 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 7

1	Name of reporting person BMA VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,096,156*
	8	Shared voting power 0
	9	Sole dispositive power 11,096,156*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 11,096,156*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.04%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 332,888 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 8

1	Name of reporting person BTO NCR HOLDINGS—ESC L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,200*
	8	Shared voting power 0
	9	Sole dispositive power 13,200*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 13,200*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.01%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 396 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings—ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 9

1	Name of reporting person BTO NCR HOLDINGS L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,763,629*
	8	Shared voting power 0
	9	Sole dispositive power 3,763,629*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 3,763,629*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 2.73%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 10

1	Name of reporting person BTO HOLDINGS MANAGER L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,776,829*
	8	Shared voting power 0
	9	Sole dispositive power 3,776,829*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 3,776,829*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 2.74%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 11

1	Name of reporting person BTO TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,776,829*
	8	Shared voting power 0
	9	Sole dispositive power 3,776,829*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 3,776,829*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 2.74%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 12

1	Name of reporting person BTOA L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,776,829*
	8	Shared voting power 0
	9	Sole dispositive power 3,776,829*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 3,776,829*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 2.74%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 13

1	Name of reporting person BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 14

1	Name of reporting person BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 15

1	Name of reporting person BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 16

1	Name of reporting person THE BLACKSTONE GROUP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 17

1	Name of reporting person BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 18

1	Name of reporting person STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,895,018*
	8	Shared voting power 0
	9	Sole dispositive power 14,895,018*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 14,895,018*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 10.80%†
14	Type of reporting person IN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 112,910 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 661 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 332,888 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 396 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 123,065,442 shares of Common Stock outstanding as of March 10, 2017, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 19

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2015 (this “Schedule 13D”), by (i) Blackstone BCP VI SBS ESC Holdco L.P., a Delaware limited partnership (“BCP VI ESC”), (ii) Blackstone NCR Holdco L.P., a Delaware limited partnership (“BCP VI NCR”), (iii) BTO NCR Holdings—ESC L.P., a Delaware limited partnership (“BTO NCR ESC”), (iv) BTO NCR Holdings L.P., a Delaware limited partnership (together with BCP VI ESC, BCP VI NCR and BTO NCR ESC, the “Blackstone Purchasers”) (v) Blackstone NCR Holdco GP L.L.C., a Delaware limited liability company, (vi) BCP VI Side-By-Side GP L.L.C., a Delaware limited liability company, (vii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (viii) BMA VI L.L.C., a Delaware limited liability company, (ix) BTO Holdings Manager L.L.C., a Delaware limited liability company, (x) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (xi) BTOA L.L.C., a Delaware limited liability company, (xii) Blackstone Holdings III L.P., an entity formed under the laws of Quebec, Canada, (xiii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xv) The Blackstone Group L.P., a Delaware limited partnership, and (xvi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”) and Stephen A. Schwarzman, who is a United States citizen (together with the Blackstone Entities, the “Reporting Persons”). with respect to the Common Stock, par value $0.01(“Common Stock”) of NCR Corporation, a Maryland corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following information:

As described in the amendment to Item 6 below, the Blackstone Purchasers have entered into agreements (i) with the Issuer, with respect to the repurchase of certain shares of Common Stock held by the Blackstone Purchasers and (ii) with the Underwriters (as defined below) with respect to the sale of certain shares of Preferred Stock held by the Blackstone Purchasers. The amendment to Item 6 below is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating the first six paragraphs of Item 5(a)—(b) as follows:

(a)-(b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 123,065,442 shares of Common Stock outstanding as of March 10, 2017. This disclosure further assumes that shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned the Reporting Persons, as applicable.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 332,888 shares of Preferred Stock reported herein are held by BCP VI NCR, convertible into 11,096,156 shares of Common Stock as described in Item 6 hereof.

As of the date hereof, 661 shares of Preferred Stock reported herein are held by Blackstone BCP VI SBS ESC Holdco L.P., convertible into 22,033 shares of Common Stock as described in Item 6 hereof.

As of the date hereof, 396 shares of Preferred Stock reported herein are held by BTO NCR ESC, convertible into 13,200 shares of Common Stock as described in Item 6 hereof.

As of the date hereof, 112,910 shares of Preferred Stock reported herein are held by BTO NCR Holdings L.P., convertible into 3,763,629 shares of Common Stock as described in Item 6 hereof.

CUSIP No. 62886E108	Page 20

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

The Reporting Persons sold the following shares of Common Stock to the Issuer pursuant to the Stock Repurchase Agreement (as defined below) on March 17, 2017 at a price per share of $48.47:

Reporting Person	Number of Shares of Common Stock Sold
Blackstone BCP VI SBS ESC Holdco L.P.	4,438
Blackstone NCR Holdco L.P.	2,236,916
BTO NCR Holdings—ESC L.P.	2,670
BTO NCR Holdings L.P.	758,729

The Reporting Persons sold the following shares of Preferred Stock pursuant to the Offering (as defined below) on March 17, 2017 at an aggregate price per share of $1,602.99:

Reporting Person	Number of Shares of Preferred Stock Sold
Blackstone BCP VI SBS ESC Holdco L.P.	506
Blackstone NCR Holdco L.P.	254,776
BTO NCR Holdings—ESC L.P.	302
BTO NCR Holdings L.P.	86,416

The information in Item 6 is incorporated by reference herein.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On March 10, 2017, in a privately negotiated transaction, the Blackstone Purchasers and the Issuer entered into a stock repurchase agreement (the “Stock Repurchase Agreement”), whereby the Blackstone Purchasers agreed to convert a portion of their shares of Preferred Stock into approximately 3 million shares of Common Stock and to sell those shares of Common Stock to the Issuer at a purchase price per share equal to $48.47 (the closing price of the Common Stock on the New York Stock Exchange on March 10, 2017) (the “Stock Repurchase”). The Stock Repurchase Agreement contains customary representations, warranties and covenants.

On March 13, 2017, the Blackstone Purchasers, the Issuer and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the “Underwriters”) entered into an underwriting agreement relating to the sale of 342,000 shares of Preferred Stock by the Blackstone Purchasers in an offering registered under the Securities Act of 1933, as amended, at an aggregate price per share of $1,602.99 (the “Offering”).

In connection with the Offering and the Stock Repurchase, the Blackstone Purchasers and the Issuer entered into a waiver and amendment of the Investment Agreement (the “Waiver and Amendment of Investment Agreement”), dated as of November 11, 2015, by and among the Issuer and the Blackstone Purchasers, whereby the Issuer agreed to waive certain transfer restrictions applicable to the Blackstone Purchasers to permit the sales of the Preferred Stock and Common Stock described above. In addition, the Blackstone Purchasers agreed to extend the transfer restrictions applicable to their remaining Preferred Stock until December 1, 2017.

The descriptions of the Underwriting Agreement, the Stock Repurchase Agreement and the Waiver and Amendment of Investment Agreement in Item 4 and this Item 6 are not intended to be complete and is qualified in its entirety by the agreements, which are which are filed as exhibits hereto and are incorporated by reference herein.

CUSIP No. 62886E108	Page 21

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

5.	Underwriting Agreement, dated March 13, 2017, among the Blackstone Purchasers, the Issuer and the Underwriters (incorporated by reference to the Issuer’s Current Report on Form 8-K filed March 17, 2017).

6.	Stock Repurchase Agreement, dated March 10, 2017, among the Blackstone Purchasers and the Issuer (filed herewith).

7.	Waiver and Amendment of Investment Agreement, dated March 13, 2017, among the Blackstone Purchasers and the Issuer (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

BLACKSTONE BCP VI SBS ESC HOLDCO L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE NCR HOLDCO L.P.
By: Blackstone NCR Holdco GP L.L.C., its general partner
By: Blackstone Management Associates VI L.L.C., its managing member
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE NCR HOLDCO GP L.L.C.
By: Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BTO NCR HOLDINGS - ESC L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTO NCR HOLDINGS L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BTOA L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Person

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman